Exhibit 10.1

LIDOCAINE LICENSE AGREEMENT

dated as of February 22, 2025

by and between

SCILEX PHARMACEUTICALS INC.

as Licensor

and

ROYALTYVEST LTD.

as Licensee

i

ii

Exhibits

Exhibit A:	Licensed Patents
Exhibit B:	Licensed Marks
Exhibit C:	Licensor Territory

iii

LIDOCAINE LICENSE AGREEMENT

This LIDOCAINE LICENSE AGREEMENT (this “Agreement”), dated as of February 22, 2025 (the “Effective Date”), is by and between SCILEX PHARMACEUTICALS INC., a Delaware corporation (“Licensor”), and ROYALTYVEST LTD., a British Virgin Islands corporation (“Licensee”).

W I T N E S S E T H:

WHEREAS, Licensor, Licensor Parent (as defined below), and Licensee entered into that Rest of World License Term Sheet, dated as of October 8, 2024 (the “Term Sheet”); and

WHEREAS, pursuant to the Term Sheet, the parties are to negotiate in good faith additional agreements required to effectuate the Term Sheet, including this Agreement, and accordingly desire to enter into this Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual agreements, representations and warranties set forth herein and of other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties covenant and agree as follows:

ARTICLE I

DEFINED TERMS AND RULES OF CONSTRUCTION

Section 1.1 Defined Terms . The following terms, as used herein, have the following respective meanings, and grammatical variations have corresponding meanings:

“Adverse Event” means any unwanted or harmful medical occurrence in a patient or subject who is administered a Product, including any undesirable sign (including abnormal laboratory findings of clinical concern).

“Affiliate” means, with respect to any designated Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with such designated Person. For purposes of this definition, “control” of a Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of Equity Interests, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative to the foregoing.

“Agreement” has the meaning set forth in the preamble.

“Applicable Law” means, with respect to any Person, all laws, rules, regulations and orders of Governmental Authorities applicable to such Person, the conduct of its business, or any of its properties, products or assets.

“Business Day” means any day that is not a Saturday, Sunday or other day on which commercial banks in New York City are authorized or required by Applicable Law to remain closed.

“CMO” has the meaning set forth in Section 6.1(c).

“Commercialization” means, with respect to the Product, any and all processes and activities directed to selling, offering for sale (including any application for marketing and pricing and reimbursement approvals), distributing, detailing, marketing, advertising, promoting, packaging, storing, transporting, distributing, importing, and other commercial exploitation activities; provided, however, that Commercialization shall exclude Development and Manufacturing activities (including manufacturing activities related to Commercialization). “Commercialize” and “Commercializing” shall have their correlative meanings.

“Commercially Reasonable and Diligent Efforts” means, measured objectively from the perspective of a prudent executive in the pharmaceutical industry, deploying those efforts and resources necessary and useful to obtain the stated objective without consideration of the economic impact of any payment obligations under this Agreement and includes expenditures of amounts typical to achieve the obligation, delegating to Third Parties such obligation solely as is prudent, and is limited only as to the absence of an obligation not to take unreasonable, unwarranted or impractical efforts and expenditures of time and money out of all proportion to economic reality. For the avoidance of doubt, Commercially Reasonable and Diligent Efforts may not and, as a covenant, shall not include consideration of other products or projects of the obligor and/or the potential impact on the short term economic status of the obligor. Both Parties agree the foregoing standard is not vague.

“Commercially Reasonable Efforts” means,

(a) with respect to any Intellectual Property Rights in any country, efforts or actions that would be commercially reasonable for an owner and licensor of such Intellectual Property Rights in such country, which owner and licensor is entitled to the full economic benefit of such Intellectual Property Rights without regard to the transactions contemplated by this Agreement or any other business of, or assets owned by, such owner and licensor; and

(b) for purposes of Development, obtaining and maintaining Regulatory Approvals, and Commercialization, with respect to the efforts to be expended, or considerations to be undertaken, by a Party with respect to any objective, activity or decision to be undertaken hereunder, reasonable, good faith efforts to accomplish such objective, activity or decision as a prudent company in the biotechnology industry of a size comparable to such Party and its Affiliates, taken as a whole, would normally use to accomplish a similar objective, activity or decision under similar circumstances, it being understood and agreed that with respect to the Exploitation of Products, such Party may take into account: (i) issues of efficacy, safety, and expected and actual approved labeling, (ii) the expected and actual competitiveness of alternative products sold by third parties in the marketplace, (iii) the likelihood of Regulatory Approval or pricing restrictions given the regulatory structure involved, including regulatory or data exclusivity, and (iv) the expected and actual profitability of the Products, all as measured by the facts and circumstances in existence at the time such efforts are due.

“Compliance Laws” means all Applicable Laws relating to (a) the prevention of bribery, corruption, fraud, or improper payments, money laundering or counter-terrorist financing or (b) export controls, economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by any Governmental Authority.

“Confidential Information” has the meaning set forth in Section 11.1.

“Contract” means any mortgage, indenture, lease, contract, covenant, arrangement, instrument, commitment, purchase order, license, or agreement of any kind, whether oral or written.

“Control” (including any variations such as “Controlled” and “Controlling”), in the context of Intellectual Property Rights, data and/or other information or assets, means that such Party owns or possesses rights to such Intellectual Property Rights, data and/or other information or assets, as applicable, sufficient to grant the applicable license or sublicense under this Agreement, without violating the terms of an agreement with a Third Party.

“Development” means pre-clinical and clinical research and drug development activities, including but not limited to toxicology, pharmacology, statistical analysis, clinical studies (including pre- and post-approval studies), regulatory affairs, and regulatory activities pertaining to designing and carrying out clinical studies and obtaining Regulatory Approvals (excluding regulatory activities directed to obtaining pricing and reimbursement approvals). “Develop” and “Developing” shall have their correlative meanings.

“Development Agreement” means the Product Development Agreement, dated as of May 11, 2011, by and among Stason Pharmaceuticals, Inc., Oishi Koseido Co., Ltd (“Oishi”) and Itochu Chemical Frontier Corporation (“Itochu”), as amended by (a) the First Amendment to Product Development Agreement, dated as of April 2, 2013, by and among Scilex Pharmaceuticals, LLC, Oishi and Itochu, (b) the Second Amendment to Product Development Agreement, dated as of February 20, 2017, by and among Licensor, Oishi and Itochu, (c) the Third Amendment to Product Development Agreement, dated as of August 29, 2018, by and among Licensor, Oishi and Itochu, (d) the Fourth Amendment to Product Development Agreement, dated as of December 13, 2019, by and among Licensor, Oishi and Itochu and (e) the Fifth Amendment to Product Development Agreement, dated as of April 30, 2021, by and among Licensor, Oishi and Itochu.

“Disclosing Party” has the meaning set forth in Section 11.1.

“Dollar” or the sign “$” means United States dollars.

“Equity Interests” means, with respect to any Person, all of the (a) shares of capital stock of (or other ownership or profit interests in) such Person, (b) warrants, options or other rights for the purchase or acquisition from such Person of shares of capital stock of (or other ownership or profit interests in) such Person, (c) securities convertible into or exchangeable for shares of capital stock of (or other ownership or profit interests in) such Person or warrants, rights or options for the purchase or acquisition from such Person of such shares (or such other interests), and (d) other ownership or profit interests in such Person (including partnership, member, membership or trust interests therein), whether voting or nonvoting, and whether or not such shares, warrants, options, rights or other interests are outstanding on any date of determination.

“Exploit” and “Exploitation” means, with respect to a product such as a Product, the research, study, development, formulation, processing, engineering, manufacture, testing, seeking and obtaining Regulatory Approval, use, sale, offer for sale (including marketing and promotion) and distribution (including importing, exporting, transporting, customs clearance, warehousing, invoicing, storage, handling and delivering) or other commercialization of such product.

“FDA” means the U.S. Food and Drug Administration and any successor agency thereto.

“Field” means the prevention, diagnosis, treatment, or cure of any disease, state, condition, or other indication in humans.

“GAAP” means generally accepted accounting principles in effect in the United States from time to time.

“GCP” means all applicable Good Clinical Practice standards for the design, conduct, performance, monitoring, auditing, recording, analyses, and reporting of clinical trials, including, as applicable (a) as set forth in the International Conference on Harmonization of Technical Requirements for Registration of Pharmaceuticals for Human Use Harmonized Tripartite Guideline for Good Clinical Practice (CPMP/ICH/135/95) and any other guidelines for good clinical practice for trials on medicinal products in the applicable territory, (b) the Declaration of Helsinki (2004) as last amended at the 52nd World Medical Association in October 2000 and any further amendments or clarifications thereto, (c) U.S. Code of Federal Regulations Title 21, Parts 50 (Protection of Human Subjects), 56 (Institutional Review Boards) and 312 (Investigational New Drug Application), as may be amended from time to time, or (d) the equivalent Applicable Laws in the applicable territory, each as may be amended and applicable from time to time and in each case, that provide for, among other things, assurance that the clinical data and reported results are credible and accurate and protect the rights, integrity, and confidentiality of trial subjects.

“GLP” means all applicable Good Laboratory Practice standards, including, as applicable, as set forth in the then current good laboratory practice standards promulgated or endorsed by the U.S. Food and Drug Administration as defined in 21 C.F.R. Part 58, or the equivalent Applicable Laws in the applicable territory, each as may be amended and applicable from time to time.

“GMP” means good manufacturing practices and standards for the production of drugs promulgated or endorsed by the FDA, as set forth in 21 C.F.R. Parts 210, 211, 600 through 680, 820, and 1271, as applicable, or comparable regulatory standards promulgated by any other Governmental Authority in the applicable territory.

“Governmental Authority” means the government of any other nation or any political subdivision thereof, whether state or local, and any agency, authority (including supranational authority), commission, instrumentality, regulatory body, court, central bank or other Person exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, including each patent office, the FDA and any other government authority in any country.

“In-License” means each license, settlement agreement or other agreement or arrangement between Licensor or any of its Affiliates and any Third Party pursuant to which Licensor or any of its Affiliates obtains a license or sublicense or a covenant not to sue or similar grant of rights to any patents or other intellectual property rights of such Third Party that is necessary for the Exploitation of a Product in the Field in the Licensee Territory. Without limiting the foregoing, the Development Agreement and the Supply Agreement constitute In-Licenses.

“Intellectual Property Rights” means any and all of the following: (a) Patents, (b) all rights in Know-How, (c) all rights in Trademarks, and (d) all other forms of intellectual property or proprietary rights of any kind in any jurisdiction throughout the world.

“Joint Commercialization Committee” or “JCC” means the joint commercialization committee, comprising representatives of Licensor and Licensee, described in Section 8.2.

“Joint Steering Committee” or “JSC” means the joint steering committee, comprising representatives of Licensor and Licensee, described in Section 8.1.

“Know-How” means any and all technical, scientific, regulatory, and other information, results, knowledge, techniques and data, in whatever form and whether or not confidential, patented or patentable, including inventions, invention disclosures, discoveries, plans, processes, practices, methods, knowledge, trade secrets, know-how, instructions, skill, experience, ideas, concepts, data (including biological, chemical, pharmacological, toxicological, pharmaceutical, physical and analytical, safety, quality control, and pre-clinical and clinical data), formulae, formulations, compositions, specifications, marketing, commercialization, pricing, distribution, cost, sales and manufacturing data or descriptions, and all chemical or biological materials and other tangible materials.

“Licensed IP Rights” means the Licensed Patents, the Licensed Know-How, rights to data, contracts, or any other right Controlled by Licensor that are reasonably necessary or useful to Develop, Manufacture, obtain or maintain Regulatory Approvals for, or Commercialize Product in the Field in the Licensee Territory.

“Licensed Know-How” means all Know-How (including all trade secret and know-how rights in and to the foregoing) Controlled by Licensor as of the Effective Date or at any time during the Term that are reasonably necessary or useful to Develop, Manufacture, obtain or maintain Regulatory Approvals, or Commercialize Product in the Field in the Licensee Territory. Licensed Know-How includes all Know-How received by Licensor under or in connection with the Development Agreement or the Supply Agreement that is reasonably necessary or useful to Develop, Manufacture, obtain or maintain Regulatory Approvals for, Commercialize, and otherwise Exploit Products in the Field in the Licensee Territory.

“Licensed Marks” means the Trademarks that are Controlled by Licensor and used in connection with the packaging and labeling of Product, as listed on Exhibit B, together with all rights in the foregoing.

“Licensed Patents” means (a) the Patents listed on Exhibit A, together with all Patents that claim priority from, or common priority with, any of the foregoing, as well as (b) all Patents Controlled by Licensor as of the Effective Date or at any time during the Term that are reasonably necessary or useful to Develop, Manufacture, obtain or maintain Regulatory Approvals for, or Commercialize Product in the Field in the Licensee Territory. Licensed Patents include all Patents claiming or covering Product, or composition of matter, formulation, or methods of manufacture or use thereof, that are Controlled by Licensor or any of its Affiliates, whether as of the Effective Date or at any time during the Term.

“Licensee Development Activities” means all research, Development, Manufacturing, and other activities reasonably required to support Regulatory Filings for Product in the Licensee Territory for use in the Field.

“Licensee Non-Blocking Patents” means all Patents Controlled by Licensee as of the Effective Date or at any time during the Term that are reasonably necessary or useful to Develop, Manufacture, obtain or maintain Regulatory Approvals for, or Commercialize Product in the Field in the Licensor Territory.

“Licensee Supply Agreement” has the meaning set forth in Section 6.1(c).

“Licensee Territory” means the entire world other than the Licensor Territory.

“Licensor Development Activities” means all research, Development, Manufacturing, and other activities reasonably required to support Regulatory Filings for SP-103.

“Licensor Development Agreements” means all Contracts between Licensor and any other Person related to the performance of any Licensor Development Activities.

“Licensor Parent” means Scilex Holding Company, a Delaware corporation.

“Licensor Regulatory Agreements” means all Contracts between Licensor and any other Person related to Licensor’s performance of Section 5.1(b).

“Licensor Territory” means, subject to Section 3.4, the countries listed on Exhibit C, together with their respective territories and possessions.

“Major Market Country” means the following countries in the Licensee Territory: Canada, the United Kingdom of Great Britain and Northern Ireland, and each member country of the European Economic Area as of the Effective Date.

“Manufacture” means activities directed to manufacturing, processing, packaging, labeling, filling, finishing, assembly, shipping, storage, or freight of any pharmaceutical or biologic product (or any components or process steps involving any product or any companion diagnostic), placebo, or comparator agent, as the case may be, including quality assurance and stability testing, characterization testing, quality control release testing of drug substance and drug product, quality assurance batch record review and release of product, process development, qualification, and validation, scale-up, pre-clinical, clinical, and commercial manufacture and analytic development, and product characterization, but excluding activities directed to Development. “Manufacturing” and “Manufactured” shall have their correlative meanings.

“Net Revenue” means (a) for so long as aggregate Net Sales and Net Sublicensing Revenue are less than aggregate Qualifying Expenses, zero dollars ($0), and (b) thereafter, the sum of Net Sales and Net Sublicensing Revenue, less all Qualifying Expenses.

“Net Sales” means, with respect to any Product, the total amount received or recognized as revenue by Licensee in respect of sales by Licensee to customers of the Products, less all applicable deductions, to the extent accrued, paid or allowed in the ordinary course of business with respect to the sale of the Products, including: (a) cash discounts, quantity discounts, promotional discounts, stocking or other promotional allowances; (b) sales and excise taxes, customs and any other indirect taxes; (c) freight, insurance and other transportation charges; (d) returns, recalls, and returned goods allowances; (e) retroactive corrections including price adjustments and corrections for billing errors or shipping errors; and (f) chargebacks, rebates, administrative fees, any other allowances actually granted or allowed to any entity including group purchasing organizations, managed health care organizations and to governments, including their agencies, or to trade customers.

Net Sales shall not include transfers or dispositions for charitable, promotional, pre-clinical, clinical, regulatory, or governmental purposes. Net Sales shall not include sales between or among Licensee or its Affiliates.

“Net Sublicensing Revenue” means the total amount received or recognized as revenue by Licensee in consideration for the grant by Licensee of a license, immunity, or other right under the Licensed IP Rights to Commercialize a Product, but excluding (a) equity or debt investments in, or loan proceeds to, Licensee, (b) payments by Sublicensees for bona fide research, development, manufacturing or commercialization activities (including payments for full-time equivalents), and (c) amounts received to reimburse Licensee for Development or similar services conducted for Product.

“Non-Blocking License” has the meaning set forth in Section 3.1(d).

“Out-License” means each license, settlement agreement or other agreement or arrangement between Licensor or any of its Affiliates and any Third Party pursuant to which Licensor or any of its Affiliates grants a license, sublicense or similar grant of any Product Application, Regulatory Approval or Intellectual Property Right that is necessary or reasonably useful for the Exploitation of a Product in the Field in the Licensee Territory.

“Party” means Licensor or Licensee, as the context requires, and “Parties” means, together, Licensor and Licensee.

“Patents” means any and all issued patents and pending patent applications, including without limitation, all provisional applications, substitutions, continuations, continuations-in part, divisions, and renewals, all letters patent granted thereon, and all patents-of-addition, reissues, reexaminations, inter partes reviews, and extensions or restorations by existing or future extension or restoration mechanisms (including regulatory extensions), and all supplementary protection certificates, together with any foreign counterparts thereof anywhere.

“Person” means any natural person, firm, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Authority or any other legal entity, including public bodies, whether acting in an individual, fiduciary or other capacity.

“Product” means services, compositions, products, dosages, and formulations comprising lidocaine that have been or are later developed by or on behalf of Licensor, including the product and any future product defined as a “Product” under the Development Agreement and the Supply Agreement, which include (a) ZTlido (lidocaine topical system) 1.8%, including the composition of matter with the NDC 69557-111-30, and (b) SP-103.

“Product Application” means an application for Regulatory Approval to research, study, develop, formulate, process, engineer, manufacture, test, use, market, sell, offer for sale and distribute a product or drug in a country or region, including (a) a New Drug Application, (b) an Investigational New Drug Application, (c) any corresponding foreign application in any country or jurisdiction in the world and (d) all supplements, amendments, variations, extensions and renewals thereof that may be filed with respect to the foregoing.

“Product Rights” means all rights, tangible and otherwise, with respect to any Product, including all rights to develop, out-license, sell, offer to sell, make, have made, import, export and otherwise commercialize or derive profit including the Licensed IP Rights and all Regulatory Approvals and other Regulatory Filings related to a Product.

“Public Filings” means, collectively, all reports, schedules, forms, statements and other documents required to be filed by Licensor or Licensor Parent under the Securities Act of 1933, as amended, and the Securities Exchange Act, as amended, including pursuant to Section 13(a) or 15(d) thereof, since January 1, 2024 (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein).

“Qualifying Expenses” means, to the extent not already accounted for in the definition of “Net Sales” or “Net Sublicensing Revenue,” the fully-burdened costs to Licensee incurred or accrued in connection with the Development, Manufacture, obtaining and maintaining Regulatory Approval, and Commercialization of Product, including all amounts paid to Licensor, Oishi or Itochu related to Products and all amounts paid to Third Parties in connection with any rights under Third-Party Intellectual Property Rights to Develop, Manufacture, obtain or maintain Regulatory Approval, or Commercialize Product.

“Receiving Party” has the meaning set forth in Section 11.1.

“Regained Territory” has the meaning set forth in Section 3.4(b).

“Registered IP Rights” means the Licensed Patents within the Licensee Territory.

“Regulatory Approval” means, collectively, all regulatory approvals, licenses, permissions, allowances, registrations, certificates, authorizations, permits and supplements thereto, as well as associated materials pursuant to which a human pharmaceutical product may be researched, studied, developed, formulated, processed, engineered, manufactured, tested, held, imported, transported, used, marketed, promoted, sold, offered for sale and distributed in a jurisdiction, issued by the appropriate Regulatory Authority, including, to the extent required by Applicable Law for the sale of Product, all pricing approvals and pricing restrictions, and governmental reimbursement approvals and restrictions.

“Regulatory Authority” means a Governmental Authority with responsibility for the approval, authorization, registration, permission or allowance of the research, study, development, formulation, processing, engineering, manufacturing, testing, holding, importing, transporting, use, marketing, promotion and sale or offering for sale of pharmaceuticals or other regulation of pharmaceuticals in any country.

“Regulatory Filing” means any Product Application, or any other licenses, applications, registrations, notifications, submissions and authorizations made to or received from a Regulatory Authority in a jurisdiction necessary to obtain a Regulatory Approval.

“Royalty Agreement” means the Purchase and Sale Agreement, dated as of October 8, 2024, by and among Licensor, Licensor Parent, Efshar Hataya Ltd., Oramed Pharmaceuticals Inc., and 3i, LP.

“SEC” means the U.S. Securities and Exchange Commission.

“SP-103” means the lidocaine product currently in Development and referred to by Licensor as “SP-103.”

“Sublicensee” means a Third Party to whom Licensee has granted a sublicense, immunity or other right under the Licensed Patents to Develop or Commercialize Product, in the Licensee Territory, pursuant to Section 3.2, provided such sublicense has not expired or been terminated. “Sublicense” means an agreement or arrangement granting such rights.

“Supply Agreement” means the Commercial Supply Agreement, effective February 16, 2017, by and among Licensor, Oishi and Itochu, as amended by (a) the First Addendum to Commercial Supply Agreement, dated as of August 31, 2017, by and among Licensor, Oishi and Itochu, (b) the Second Addendum to Commercial Supply Agreement, dated as of May 9, 2018, by and among Licensor, Oishi and Itochu and (c) the Third Addendum to Commercial Supply Agreement, dated as of August 30, 2018, by and among Licensor, Oishi and Itochu.

“Tax Withholding” has the meaning set forth in Section 9.3(c).

“Third Party” means any Person that is not a Party or an Affiliate of a Party.

“Trademarks” means trademarks, service marks, service marks, trade names, logos, packaging design, slogans, internet domain names, and other indicia of origin, registered or unregistered, as well as all applications for and registrations of the foregoing.

“U.S.” or “United States” means the United States of America, its fifty (50) states, each territory thereof and the District of Columbia.

Section 1.2 Rules of Construction.

(a) Unless the context otherwise requires, in this Agreement:

(i) a term has the meaning assigned to it and an accounting term not otherwise defined has the meaning assigned to it in accordance with GAAP;

(ii) words of the masculine, feminine, or neuter gender means and include the correlative words of other genders;

(iii) the terms “include,” “including” and similar terms shall be construed as if followed by the phrase “without limitation”;

(iv) unless otherwise specified, references to a contract or agreement include references to such contract or agreement as from time to time amended, restated, reformed, supplemented or otherwise modified in accordance with its terms (subject to any restrictions on such amendments, restatements, reformations, supplements or modifications set forth herein), and include any annexes, exhibits and schedules hereto or thereto, as the case may be;

(v) any reference to any Person shall be construed to include such Person’s successors and assigns (subject to any restrictions on assignment, transfer or delegation set forth herein) and any reference to a Person in a particular capacity excludes such Person in other capacities;

(vi) references to any Applicable Law shall include such Applicable Law as from time to time in effect, including any amendment, modification, codification, replacement, or reenactment thereof or any substitution therefor;

(vii) the word “will” will be construed to have the same meaning and effect as the word “shall”;

(viii) term “or” has the inclusive meaning represented by the phrase “and/or”;

(ix) the words “hereof,” “herein,” “hereunder” and similar terms shall refer to this Agreement as a whole and not to any particular provision hereof, and Article, Section and Exhibit references herein are references to Articles and Sections of, and Exhibits to, this Agreement unless otherwise specified;

(x) the definitions of terms shall apply equally to the singular and plural forms of the terms defined;

(xi) in the computation of a period of time from a specified date to a later specified date, the word “from” means “from and including” and each of the words “to” and “until” means “to but excluding”; and

(xii) where any payment is to be made, any funds are to be applied, any notice is to be given, or any calculation is to be made under this Agreement on a day that is not a Business Day, unless this Agreement otherwise provides, such payment shall be made, such funds shall be applied and such calculation shall be made on the succeeding Business Day, and payments shall be adjusted accordingly.

(b) The provisions of this Agreement shall be construed according to their fair meaning and neither for nor against any Party irrespective of which Party caused such provisions to be drafted. Each Party acknowledges that it has been represented by an attorney in connection with the preparation and execution of this Agreement.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

Section 2.1 Mutual Representation and Warranties. Each Party represents and warrants to the other Party as follows:

(a) Such Party is duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation.

(b) Such Party (i) has the requisite power and authority and the legal right to enter into this Agreement and to perform its obligations hereunder; and (ii) has taken all requisite action on its part to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder. This Agreement has been duly executed and delivered on behalf of such Party, and constitutes a legal, valid, binding obligation, enforceable against such Party in accordance with its terms. All rights and licenses purported to be granted in this Agreement are duly granted hereby.

(c) Such Party has taken all necessary action on its part to authorize the execution and delivery of this Agreement and this Agreement has been duly executed and delivered on behalf of such Party and constitutes a legal, valid, binding obligation, enforceable against such Party in accordance with its terms.

(d) Such Party will not (i) promise, offer, or give (and has not promised, offered, or given) anything of value to any government employee or individual acting in an official capacity for the purpose of securing an improper or undue advantage; (ii) accept or receive (and has not accepted or received) any unlawful contributions, payments, expenditures, or gifts; (iii) do (and has not done) business with any country or person that is the subject of sanctions imposed or administered by the U.S. Treasury Department’s Office of Foreign Assets Control or the UN Security Council or any governmental agency in a jurisdiction in which SOBI is organized or doing business; or (iv) violate (and has not violated) any applicable U.S. or export restriction, anti-boycott regulation, or other Applicable Laws.

(e) All necessary consents, approvals, and authorizations of all Governmental Authorities and other persons or entities required to be obtained by such Party in connection with this Agreement have been obtained.

(f) The execution and delivery of this Agreement and the performance of such Party’s obligations hereunder (i) do not and will not conflict with or violate any requirement of Applicable Laws, regulations or orders of governmental bodies; and (ii) do not and will not conflict with, or constitute a default under, any contractual obligation of such Party.

(g) As of the Effective Date, there is no action or proceeding pending against such Party that questions in any material respect the validity of this Agreement or any action taken by such Party in connection with the execution of this Agreement.

(h) The operation of the business of such Party and its Affiliates is being, and has been, conducted in material compliance with all Applicable Laws, including Compliance Laws. Neither such Party nor any of its Affiliates has received any written notice to the effect that the operation of the business of such Party or its Affiliates is not, and was not, in material compliance with any such Applicable Laws, including Compliance Laws.

(i) To the maximum extent permitted by Applicable Law, during the Term of this Agreement, neither Party will Commercialize a lidocaine tape product in the Licensor Territory or the Licensee Territory except for Products under this Agreement.

Section 2.2 Licensor Representations and Warranties. Except as otherwise disclosed in any of the Public Filings (excluding (i) any disclosures in any “risk factors” section that do not constitute statements of fact, (ii) any disclosures in any forward-looking statement disclaimers, and (iii) any other disclosures that are generally cautionary, predictive, or forward-looking in nature), Licensor hereby makes each of the following representations and warranties to Licensee:

(a) All Licensed IP Rights that Licensor claims or purports to own or control in whole or in part are solely owned or controlled (respectively) by Licensor.

(b) To Licensor’s knowledge, all Licensed IP Rights are valid, subsisting, and enforceable.

(c) The Patents set forth on Exhibit A constitute all of the Licensed Patents as of the Effective Date.

(d) Licensor has the right to grant the licenses and other rights purported to be granted herein and has not granted to any Third Party any license or other interest in the Product Rights (i) for the Product within the Licensee Territory and the Field or (ii) that would conflict with the licenses and interests granted to Licensee hereunder.

(e) To Licensor’s knowledge, there is no Third-Party Patent that would be infringed (i) by practicing any process or method or by making, using, or selling any composition which is claimed or disclosed in the Licensed Patents or which constitutes Licensed Know-How to Commercialize the Product in the Field in the Licensee Territory, or (ii) by making, using or selling Product in the Licensee Territory.

(f) All data, information, and results of experimentation and testing provided by Licensor hereunder will, to Licensor’s knowledge, be complete and accurate in all material respects.

(g) The Licensed IP Rights constitute all of rights, properties, and assets of Licensor that are necessary and, subject to Section 2.2(e), sufficient to enable Licensee to Develop, Manufacture, obtain and maintain Regulatory Approvals, and Commercialize Product in the Field in the Licensee Territory.

(h) Licensor has provided Licensee with a true and correct copy of each In-License (together with all amendments, addenda, modifications and restatements thereof) as of the Effective Date. The In-Licenses are in full force and effect in accordance with their terms. The only In-Licenses as of the Effective Date are the Development Agreement and the Supply Agreement.

(i) After giving effect to this Agreement, there exist no breaches, defaults or events which would (with the giving of notice, the passage of time or both) give rise to a breach, default or other right to terminate or modify the Development Agreement. Licensor has not transferred or granted, and Licensor shall not transfer or grant, to any other Person any license or other interest in the Development Agreement that would conflict with the rights and licenses granted to Licensee herein. Without limiting the foregoing, Licensor has obtained prior to the Effective Date such consents as may be required by the Development Agreement to grant the rights to Licensee purported to be granted in this Agreement, in the form and substance acceptable to Licensee.

Section 2.3 Licensor Covenant. Licensor hereby covenants to Licensee as follows:

(a) Neither Licensor, nor any of its Affiliates, shall transfer, convey or assign any of the Product Rights to any Person unless such Person agrees in writing to the applicable terms and conditions of this Agreement, and Licensor shall promptly notify Licensee in writing of any transfer, conveyance or assignment of any of the Product Rights.

(b) Licensor shall timely pay in full all amounts required to be paid by Licensor, and timely perform in full all obligations required to be performed by Licensor, under all In-Licenses Without the prior express written consent of Licensee, Licensor shall not (and shall take no action or make no omission to) modify or waive any provision of any In-License that could impair the value of the licenses to Licensee herein, or to terminate or have terminated any In-License.

(c) If the Development Agreement is terminated for any reason, Licensor shall use reasonable efforts to cause the licensor(s) thereunder to grant a direct license under the Licensed IP Rights to Licensee containing terms and conditions no less favorable to Licensee than the terms of the Development Agreement.

Section 2.4 Mutual Covenant. Each Party covenants to the other Party that in the course of performing its obligations or exercising its rights under this Agreement, it shall comply with all Applicable Laws, including as applicable, GMP, GCP, and GLP standards, and shall not employ or engage any party who has been debarred by any Regulatory Authority, or, to such Party’s knowledge, is the subject of debarment proceedings by a Regulatory Authority.

Section 2.5 Disclaimer. EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE II, NEITHER PARTY MAKES ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, REGARDING THE LICENSED IP RIGHTS, PRODUCT OR ANY OTHER MATTER, INCLUDING ANY REPRESENTATION OR WARRANTY REGARDING MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE OR NON-INFRINGEMENT OR VALIDITY OF ANY PATENTS ISSUED OR PENDING.

ARTICLE III

LICENSES

Section 3.1 Licenses.

(a) Subject to the terms and conditions of this Agreement, Licensor hereby grants to Licensee during the Term a worldwide exclusive (even as to Licensor), non-transferable (except in connection with a permitted assignment of this Agreement) right, license and interest in, to, and under all Product Rights Controlled by Licensor, to Develop, Manufacture, obtain and maintain Regulatory Approvals for, Commercialize, and otherwise Exploit all Products, in all cases solely for Commercialization of the Products in the Licensee Territory in the Field. Without limiting the foregoing:

(i) Licensor hereby grants to Licensee an exclusive (even as to Licensor), non-transferable (except in connection with a permitted assignment of this Agreement), right and license under the Licensed IP Rights (A) in the Licensee Territory, to Develop, Manufacture, obtain and maintain Regulatory Approvals for, Commercialize, and otherwise Exploit Product for Commercialization of Products in the Licensee Territory in the Field, and (B) worldwide, to Develop and Manufacture Product for Commercialization in the Licensee Territory in the Field.

(ii) Licensor hereby grants to Licensee an exclusive (even as to Licensor), non-transferable (except in connection with a permitted assignment of this Agreement), right of reference under any and all Regulatory Approvals and Regulatory Filings Controlled by Licensor that are related to Product to Develop, Manufacture, obtain and maintain Regulatory Approvals for, and Commercialize Product in the Licensee Territory in the Field. Licensee shall have the right to grant further rights of reference, through multiple tiers, to Sublicensees and Affiliates.

(b) Licensor reserves for itself the exclusive right under the Licensed IP Rights (i) in the Licensor Territory, to Develop, Manufacture, obtain and maintain Regulatory Approvals for, Commercialize, and otherwise Exploit Product for Commercialization in the Licensor Territory in the Field, and (ii) worldwide, to Develop and Manufacture Product for Commercialization in the Licensor Territory in the Field.

(c) Licensor shall not grant or purport to grant to any Person (and shall cause its Affiliates not to grant to any Person) any right or license to Develop, obtain or maintain Regulatory Approvals for, Manufacture, or Exploit any Product for Commercialization in the Licensee Territory in the Field.

(d) Subject to the terms and conditions of this Agreement, Licensee hereby grants to Licensor a non-exclusive, non-transferable (except in connection with a permitted assignment of this Agreement), right and license under the Licensee Non-Blocking Patents (i) in the Licensor Territory, to Develop, Manufacture, obtain and maintain Regulatory Approvals for, Commercialize, and otherwise Exploit Product for Commercialization of Products in the Licensor Territory in the Field, and (ii) worldwide, to Develop and Manufacture Product for Commercialization in the Licensor Territory in the Field (the “Non-Blocking License”).

(e) Except as set forth herein, neither Party shall acquire any license or other intellectual property interest, by implication or otherwise, under any Know-How, Trademarks, or Patents of the other Party.

Section 3.2 Sublicenses.

(a) Licensee shall have the right, in accordance with this Section 3.2, to engage: (i) its Affiliates as sublicensees of its rights hereunder (including with respect to the Licensed IP Rights) in the Licensee Territory; or (ii) a Third Party as a Sublicensee of its rights hereunder in the Licensee Territory for the purpose of obtaining and maintain Regulatory Approvals and interacting with Regulatory Authorities, Developing, Manufacturing or Commercializing Product in each case jointly with, or for the benefit of, Licensee. Licensee may grant sublicenses hereunder to such Affiliates and Third Parties solely on the terms set forth in this Section (a) and Section (b) below.

(b) Licensee shall remain responsible for any actions of its Affiliates and Sublicensees exercising sublicense rights under this Section 3.2 with respect to the rights and licenses granted by Licensor to Licensee under this Agreement to the same extent as if such actions had been by Licensee itself. Promptly following the execution of each Sublicense to a Sublicensee, Licensee shall provide Licensor with an executed copy of such Sublicense; provided, however, that Licensee shall have the right to redact any confidential terms from the copy provided to Licensor.

(c) The rights and obligations under this Section 3.2 will apply to the Non-Blocking License, mutatis mutandis.

Section 3.3 Access to Licensed Know-How. Licensor shall provide or make available to Licensee the Licensed Know-How that exists as of the Effective Date and any additional Licensed Know-How (to the extent that such Licensed Know-How comes to Licensor’s attention during the Term of this Agreement), the foregoing of which is reasonably necessary for the Licensee to Develop and Manufacture Product for Commercialization in the Licensee Territory in the Field under this Agreement. Any costs in providing access to Licensed Know-How under this Section 3.3 is at Licensee’s sole cost, provided that such costs are reasonable and agreed-to by Licensee in advance.

Section 3.4 Territory.

(a) Licensee shall have the right, from time to time upon written notice, to remove any country or territory from the Licensee Territory (the “Removed Territory”). The Licensee Territory will then automatically exclude the Removed Territory for all purposes thereafter, and the Removed Territory will automatically be added to the Licensor Territory.

(b) If at any time during the Term, Licensor has or obtains the right to Develop, obtain or maintain Regulatory Approvals for, Manufacture, or Commercialize Product for use in the Field in a particular country or jurisdiction within the Licensor Territory that is not the United States or a Removed Territory (such country or jurisdiction, the “Regained Territory”), then Licensor shall promptly provide Licensee with written notice thereof. At Licensee’s option, exercisable by providing written notice thereof to Licensor, the Regained Territory will be excluded from the Licensor Territory and will be added to the Licensee Territory, which will be effective upon such written notice without further action by the Parties.

ARTICLE IV

DEVELOPMENT

Section 4.1 Development by Licensor.

(a) Licensor shall use Commercially Reasonable and Diligent Efforts to perform the Licensor Development Activities at its own expense and shall do so in accordance with this Agreement, GLP, GCP, GMP, and all Applicable Laws. Licensor shall keep Licensee reasonably informed of its progress in performing the Licensor Development Activities. Without limiting the generality of the foregoing, following the end of each calendar quarter, Licensor shall prepare and provide Licensee with a reasonably detailed written report describing in detail its progress in performing the Licensor Development Activities sufficient to enable Licensee to understand and monitor Licensor’s diligence and the results thereof, through such date of such report. Such reports will be discussed at the meetings of the JSC (or subcommittee established by the JSC).

(b) Licensor shall use reasonable efforts to cause Licensee to be a designated third-party beneficiary of each Licensor Development Agreement, entitled to the rights and benefits of each Licensor Development Agreement as Licensor is so entitled. Licensor shall provide Licensee with a copy of each Licensor Development Agreement promptly after entering into it. Licensor shall timely pay in full all amounts required to be paid by Licensor, and timely perform in full all obligations required to be performed by Licensor, under all Licensor Development Agreements. Licensor promptly shall provide Licensee with copies of all notices and other deliveries received under any Licensor Development Agreement. Without the prior express written consent of Licensee, Licensor shall not (and shall take no action or make no omission to) modify or waive any provision of any Licensor Development Agreement that may reasonably impair the value of the licenses granted to Licensee herein, or to terminate or have terminated any Licensor Development Agreement if doing so may reasonably impair the value of the licenses granted to Licensee herein.

Section 4.2 Development by Licensee. Licensee shall use Commercially Reasonable Efforts to perform the Licensee Development Activities at its own expense and shall do so in accordance with this Agreement, GLP, GCP, GMP, and all Applicable Laws. Licensee shall keep Licensor reasonably informed of its progress in performing the Licensee Development Activities. Without limiting the generality of the foregoing, following the end of each calendar quarter, Licensee shall prepare and provide Licensor with a reasonably detailed written report describing in detail its progress in performing the Licensee Development Activities sufficient to enable Licensor to understand and monitor Licensor’s diligence and the results thereof, through such date of such report. Licensor shall provide Licensee with all assistance that Licensee may reasonably request in connection with the Licensee Development Activities. Such reports will be discussed at the meetings of the JSC (or subcommittee established by the JSC).

Section 4.3 Data Exchange and Use. Each Party shall promptly provide the other Party with copies of all data and results and all supporting documentation (e.g. protocols, case report forms, analysis plans) generated from its Development of Product. Licensee shall have the right to use the data provided by Licensor for the purpose of obtaining and maintaining Regulatory Approval for and Commercializing Product in the Field in the Licensee Territory. Licensor shall have the right to use the data provided by Licensee for the purpose of obtaining and maintaining Regulatory Approval for and Commercializing Product in the Licensor Territory.

ARTICLE V

REGULATORY

Section 5.1 Regulatory Responsibilities.

(a) Licensee shall use Commercially Reasonable Efforts to obtain and maintain Regulatory Approvals for Product in the Licensee Territory. Without limiting the foregoing, (i) Licensee shall use Commercially Reasonable Efforts to obtain and maintain Regulatory Approval for Product in at least one (1) Major Market Country, within eighteen (18) months after the Effective Date, and (ii) Licensee shall commit two hundred thousand dollars ($200,000), or its equivalent in kind, annually towards such efforts until it obtains Regulatory Approval for Product in the Licensee Territory. Licensee shall keep Licensor reasonably informed with respect thereto through the JSC (or a subcommittee established by the JSC). To the extent permitted by Applicable Law, as between the Parties, Licensee (or its designee) shall own all right, title, and interest in and to, and shall be the holder of, all Regulatory Approvals of Product in the Licensee Territory.

(b) Licensor shall use Commercially Reasonable and Diligent Efforts to obtain and maintain Regulatory Approvals for SP-103 and all existing Products in each country or jurisdiction in the Licensor Territory. Licensor shall keep Licensee reasonably informed with respect thereto through the JSC (or a subcommittee established by the JSC). Licensor shall use reasonable efforts to cause Licensee to be a designated third-party beneficiary of each Licensor Regulatory Agreement, entitled to the rights and benefits of each Licensor Regulatory Agreement as Licensor is so entitled. Licensor shall provide Licensee with a copy of each Licensor Regulatory Agreement promptly after entering into it. Licensor shall timely pay in full all amounts required to be paid by Licensor, and timely perform in full all obligations required to be performed by Licensor, under all Licensor Regulatory Agreements. Licensor promptly shall provide Licensee with copies of all notices and other deliveries received under any Licensor Regulatory Agreement. Without the prior express written consent of Licensee, Licensor shall not (and shall take no action or make no omission to) modify or waive any provision of any Licensor Regulatory Agreement if doing so may reasonably impair the value of the licenses or rights granted to Licensee herein, or to terminate or have terminated any Licensor Regulatory Agreement if doing so may reasonably impair the value of the licenses or rights granted to Licensee herein.

Section 5.2 Coordination.

(a) Each Party shall provide to the other Party for review and comment drafts of all Regulatory Filings for Product no later than thirty (30) days before the planned submission. Such Party shall consider in good faith all comments from the other Party with respect thereto. Each Party shall notify the other Party of any substantive Regulatory Filings for Product and any other substantive documents, comments, or other correspondences related thereto submitted to or received from any Regulatory Authority and shall provide the other Party with copies thereof as soon as reasonably practical.

(b) Each Party shall provide the other Party with notice of any meeting or discussion with any Regulatory Authority related to Product no later than five (5) Business Days after receiving notice thereof. Such Party shall lead any such meeting or discussion and the other Party shall have the right to attend and participate in any such meeting or discussion unless prohibited or restricted by Applicable Laws or the applicable Regulatory Authority. At such Party’s request, the other Party shall reasonably cooperate with such Party in preparing for any such meeting or discussion. If the other Party does not participate in such meeting or discussion, then such Party shall provide the other Party with a written summary thereof promptly following the issuance or approval of the corresponding official minutes by the applicable Regulatory Authority.

(c) If any Regulatory Authority takes or gives notice of its intent to take any regulatory action with respect to any activity of a Party relating to any Product, then such Party shall notify the other Party of such contact, inspection, or notice or action within five (5) Business Days after receipt of such notice (or, if action is taken without notice, within five (5) Business Days of such Party becoming aware of such action). The other Party shall have the right to review any responses to the Regulatory Authority that pertain to such Product, and such Party shall consider such comments in good faith.

Section 5.3 Regulatory Assistance. Upon Licensee’s reasonable request, Licensor shall provide Licensee with reasonable assistance in Licensee’s efforts to obtain and maintain Regulatory Approvals for Product in the Licensee Territory, including access to Regulatory Approvals, Regulatory Filings, and other required materials and documents in Licensor’s possession and required by Licensee or Regulatory Authorities for Regulatory Approval of Product in the Licensee Territory. Licensor shall also provide reasonable support to address questions from Licensee in preparing Regulatory Filings and communicating with Regulatory Authorities regarding Product in the Licensee Territory. Licensee shall reimburse Licensor for the costs and expenses incurred by Licensor to provide such regulatory assistance to Licensee for such cooperation.

Section 5.4 Adverse Events Reporting.

(a) Promptly following the Effective Date, but in no event later than one hundred eighty (180) days thereafter, Licensee and Licensor shall develop and agree to the worldwide safety and pharmacovigilance procedures for the Parties with respect to Products, such as safety data sharing and exchange, Adverse Events reporting and prescription events monitoring in a written agreement (the “Pharmacovigilance Agreement”). Such agreement shall describe the coordination of collection, investigation, reporting, and exchange of information concerning Adverse Events or any other safety problem of any significance, and product quality and product complaints involving Adverse Events, sufficient to permit each Party, its Affiliates, licensees, or sublicensees to comply with its legal obligations. The Pharmacovigilance Agreement shall be promptly updated if required by changes in Applicable Law. Each Party hereby agrees to comply with its respective obligations under the Pharmacovigilance Agreement and to cause its Affiliates, licensees and sublicensees to comply with such obligations.

(b) Licensee shall be responsible for complying with all Applicable Laws governing Adverse Events in the Licensee Territory, and Licensor shall be responsible for complying with all Applicable Laws covering Adverse Events in the Licensor Territory.

(c) Licensor shall hold and control the global safety database for all Products and for the exchange by the Parties in English of any information which a Party becomes aware of concerning any Adverse Event experienced by a subject or patient being administered any Product, including any such information received by either Party from any Third Party (subject to receipt of any required consents from such Third Party). Each Party and its Affiliates, licensees and sublicensees shall have the right to disclose such information if such disclosure is reasonably necessary to comply with Applicable Laws or requirements of any applicable Regulatory Authority.

Section 5.5 Remedial Actions. Each Party shall notify the other immediately, and promptly confirm such notice in writing, if it obtains information indicating that any Product may be subject to any recall, corrective action or other regulatory action by any Governmental Authority or Regulatory Authority (a “Remedial Action”). The Parties shall coordinate with each other regarding any Remedial Action in accordance with the procedures set forth in Section 5.2, mutatis mutandis. The Parties shall assist each other in gathering and evaluating such information as is necessary to determine the necessity of conducting a Remedial Action with respect to either the Licensee Territory or the Licensor Territory. Licensee shall have sole discretion with respect to any matters relating to any Remedial Action in the Licensee Territory, including the decision to commence such Remedial Action and the control over such Remedial Action. Each Party shall, and shall ensure that its Affiliates and sublicensees shall, maintain adequate records to permit the Parties to trace the distribution and use of the Product.

Section 5.6 No Additional Compensation. The Parties acknowledge and agree that the consideration for the provision of any services by Licensor under this Article V is included in the payments payable by Licensee to Licensor pursuant to this Agreement.

ARTICLE VI

SUPPLY

Section 6.1 Supply of Product.

(a) Promptly after the Effective Date, Licensor shall (i) facilitate an introduction between Oishi, Itochu, and Licensee, and (ii) use reasonable efforts to cause each of Oishi and Itochu to accept a direct engagement with Licensee for the manufacturing or supply of the Product in finished dosage form.

(b) Should Oishi and Itochu decline to provide approval for a direct engagement with Licensee, Licensor shall use diligent efforts (i) to obtain written approval, in such form and substance as may be satisfactory to Licensee, from each of Oishi and Itochu to enable Licensee to place purchase orders for Product from Oishi and/or Itochu under the Supply Agreement, as agent or consigning party, for delivery to Licensee or its designee, and (ii) to provide Licensee with the rights and benefits of the Supply Agreement for Product in the Licensee Territory. Licensee shall advance to Oishi and Itochu all amounts that would be payable under an applicable purchase order.

(c) Licensee shall have the right to obtain from Licensor or, at Licensee’s option and subject to the consent of the applicable contract manufacturer, any of Licensor’s contract manufacturers of Product (each a “CMO”) Product in finished dosage form. Upon Licensee’s request, Licensor shall negotiate with Licensee, or shall use Commercially Reasonable and Diligent Efforts to cause the CMO to negotiate with Licensee at terms to be agreed upon between them, as applicable, a definitive agreement for the supply within the Licensee Territory of Product (the “Licensee Supply Agreement”). The transfer price for Products from Licensor will equal Licensor’s actual out-of-pocket costs to Manufacture or have Manufactured Product for the Licensee Territory, and Licensee shall have the right to audit Licensor’s books and records to verify the transfer price. The transfer price (EXW CMO’s facility (Incoterms 2020)) for Products from a CMO will be fixed and negotiated in good faith by Licensee and such CMO. The Licensee Supply Agreement will include supply for all of Licensee’s clinical and commercial requirements for Product.

Section 6.2 Quality Agreement. Together with the Licensee Supply Agreement, Licensee and Licensor shall negotiate (or Licensor shall use Commercially Reasonable Efforts to cause its applicable CMO to negotiate) and enter into a commercially reasonable and customary quality agreement related to the supply of Product.

ARTICLE VII

COMMERCIALIZATION

Section 7.1 Appointment as Exclusive Distributor. Licensor hereby appoints Licensee as Licensor’s exclusive distributor of Product in the Licensee Territory during the Term, and Licensee hereby accepts such appointment. Licensee (itself or through its Affiliates or subdistributors) shall have the sole right to Commercialize Product in the Licensee Territory. Licensee shall have the right, in its sole discretion, to appoint its Affiliates, and Licensee and its Affiliates shall have the right, in their sole discretion, to appoint any other subdistributors, in the Licensee Territory or in any country or other jurisdiction of the Licensee Territory, to distribute, market, sell, and otherwise Commercialize Product.

Section 7.2 Diligence. Licensee shall use Commercially Reasonable Efforts to Commercialize one or more Products in the Licensee Territory in the Field after receiving Regulatory Approval therefor. Licensor shall use Commercially Reasonable and Diligent Efforts to Commercialize each existing Product and SP-103 in each country in the Licensor Territory after receiving Regulatory Approval therefore and to maximize sales of Product in the United States.

Section 7.3 Exclusivity. To the maximum extent permitted by Applicable Law, each Party, whether by itself or through an Affiliate or (sub)licensee, shall not Commercialize or provide Product (a) to any Person in the other Party’s Territory other than to the other Party or its designee, or (b) to any Third Party if the Party, its relevant Affiliate or (sub)licensee knows, or has reason to know, that Products sold or provided to such Third Party may be sold, transferred, or otherwise Commercialized, directly or indirectly, for use in the other Party’s Territory. Neither Party shall enter into any agreement with any Person that would conflict with or interfere with the foregoing obligation.

Section 7.4 Assistance. Upon Licensee’s reasonable request, Licensor shall reasonably assist Licensee in the Commercialization of Products, and Licensee shall reimburse all reasonable expenses and costs incurred by Licensor for such assistance.

Section 7.5 Coordination. The Parties recognize that they may benefit from the coordination of certain activities in support of the Commercialization of Product across their territories. As such, the Parties may coordinate such activities where appropriate, including scientific and medical communication and product positioning. If the Parties agree to jointly conduct any specific Commercialization activities for the benefit of the Product in both Parties’ territories, the Parties shall negotiate and agree on the details of such activities, including allocation of responsibilities, budget and cost sharing, through the JCC. Each Party shall have the right, at its sole and exclusive discretion, to determine pricing for Product in its territory.

Section 7.6 Product Trademarks. Licensor hereby grants to Licensee, during the Term and subject to the terms and conditions of this Agreement, a royalty-free, non-exclusive license under Licensor’s rights to use such Licensed Marks in connection with the Commercialization of the Products in the Field in the Licensee Territory in compliance with Applicable Laws and this Agreement. Licensee shall comply with Licensor’s brand usage guidelines provided to Licensee in its use of the Licensed Marks. Licensee may also brand the Products in the Licensee Territory using other trademarks, logos, and trade names specific for the Products that differ from the Licensed Marks and do not contain the name of Licensor (the “Product Marks”).

ARTICLE VIII

GOVERNANCE

Section 8.1 Joint Steering Committee.

(a) Within thirty (30) calendar days following the Effective Date, the Parties shall establish a JSC to oversee, review, and coordinate the activities of the Parties under this Agreement, including, the Development and Commercialization of the Product in the Field in the Licensor Territory and the Licensee Territory, subject to the provisions of this Section 8.1.

(b) The JSC shall:

(i) Review and discuss market access and price/branding positioning strategies for Product in the Field in the Licensee Territory (and substantive amendments and updates thereto);

(ii) Review and discuss the Parties’ progress reports provided hereunder;

(iii) Provide a forum for resolving matters referred to the JSC pursuant to the procedures set forth in Section 8.1(e) below; and

(iv) Perform such other duties and responsibilities as are specifically assigned to the JSC by mutual written agreement of the Parties, except where in conflict with any provision of this Agreement.

(c) The JSC shall be composed of an equal number of representatives from each of Licensee and Licensor, selected by such Party. Unless the Parties otherwise agree, the exact number of representatives for each of Licensee and Licensor shall be, with respect to the JSC, two (2) representatives. Either Party may replace its respective JSC representatives at any time with prior written notice to the other Party; provided that the criteria for composition of the JSC set forth in the preceding sentence continues to be satisfied following any such replacement of a Party’s representative on the JSC.

(d) The JSC shall meet at least twice a year, or at such other intervals as agreed to by the Parties. All JSC meetings may be conducted by telephone, video-conference or in person as determined by the JSC. Each Party shall bear its own personnel and travel costs and expenses relating to JSC meetings. With the consent of the Parties (not to be withheld unreasonably), other appropriate employee representatives of the Parties may attend the JSC meeting as non-voting observers.

(e) Decisions for the JSC shall be made as follows:

(i) Decisions of the JSC shall be made by unanimous vote, with at least one (1) representative from each Party participating in any vote.

(ii) In the event that the JSC does not reach consensus with respect to a particular matter within five (5) Business Days after the matter is submitted to the JSC, then either Party may, by written notice to the other Party, have such matter referred to (A) Licensor’s Chief Executive Officer on the part of Licensor and (B) Licensee’s Chief Executive Officer on the part of Licensee (collectively, “Senior Executives”) who shall meet promptly and negotiate in good faith to attempt to resolve the dispute.

(iii) If, despite such good faith efforts, the Senior Executives are unable to resolve such dispute during such meeting, then:

(A) if such dispute relates to any activities the sole occurrence and effect of which are in the Licensee Territory, then Licensee shall have the right to cast the deciding vote on such matter; and

(B) for any other matters to be decided by the JSC, Licensee shall have the right to cast the deciding vote on such matter.

(iv) For clarity, neither Party shall have the right to cast a deciding vote to excuse itself from any of its obligations specifically enumerated under this Agreement.

Section 8.2 Joint Commercialization Committee.

(a) Within thirty (30) calendar days following the Effective Date, the Parties shall establish a JCC to oversee, review and coordinate the activities of the Parties regarding the Commercialization of the Product in the Licensor Territory and the Licensee Territory, subject to the provisions of this Section 8.2.

(b) The JCC shall:

(i) Review and discuss market access and reimbursement/pricing strategies for Product (and substantive amendments and updates thereto), including formulary strategy;

(ii) Provide a forum for coordination of each Party’s activities described in Section 7.5; and

(iii) Perform such other duties and responsibilities as are specifically assigned to the JCC by mutual written agreement of the Parties, except where in conflict with any provision of this Agreement.

(c) The JCC shall be composed of an equal number of representatives from each of Licensee and Licensor, selected by such Party. Unless the Parties otherwise agree, the exact number of representatives for each of Licensee and Licensor shall be, with respect to the JCC, two (2) representatives. Either Party may replace its respective JCC representatives at any time with prior written notice to the other Party; provided that the criteria for composition of the JCC set forth in the preceding sentence continues to be satisfied following any such replacement of a Party’s representative on the JCC.

(d) The JCC shall meet at least twice a year, or at such other intervals as agreed to by the Parties. All JCC meetings may be conducted by telephone, video-conference or in person as determined by the JCC. Each Party shall bear its own personnel and travel costs and expenses relating to JCC meetings. With the consent of the Parties (not to be withheld unreasonably), other appropriate employee representatives of the Parties may attend the JCC meeting as non-voting observers.

(e) Decisions for the JCC shall be made as follows:

(i) Decisions of the JCC shall be made by unanimous vote, with at least one (1) representative from each Party participating in any vote.

(ii) In the event that the JCC does not reach consensus with respect to a particular matter within five (5) Business Days after the matter is submitted to the JCC, then either Party may, by written notice to the other Party, have such matter referred to the Parties’ respective Senior Executives, who shall meet promptly and negotiate in good faith to attempt to resolve the dispute.

(iii) If, despite such good faith efforts, the Senior Executives are unable to resolve such dispute during such meeting, then:

(A) if such dispute relates to any activities the sole occurrence and effect of which are in the Licensee Territory, then Licensee shall have the right to cast the deciding vote on such matter; and

(B) for any other matters to be decided by the JCC, Licensee shall have the right to cast the deciding vote on such matter.

(iv) For clarity, neither Party shall have the right to cast a deciding vote to excuse itself from any of its obligations specifically enumerated under this Agreement.

Section 8.3 Alliance Managers. Promptly following the Effective Date, each Party shall appoint a person to act as its alliance manager to coordinate its business activities under this Agreement (each such person, an “Alliance Manager”). Each Party shall notify in writing the other Party as soon as practicable upon making, and changing, this appointment. The Alliance Managers shall be the primary business contacts under this Agreement and are charged with ensuring a collaborative alliance environment to ensure timely development and Commercialization of Product in the Licensee Territory and the Licensor Territory. The Alliance Manager shall respond to all reasonable requests and other communications from either Party, the JCC, and the JSC and shall address any other issues raised by the same regarding the management, exchange of information, or conduct of the activities of the Parties under this Agreement.

Section 8.4 Scope of Governance. Notwithstanding the creation of the JSC and JCC, each Party shall retain the rights, powers and discretion granted to it under this Agreement, and the JSC and JCC shall not be delegated or vested with rights, powers or discretion unless such delegation or vesting is expressly provided herein, or the Parties expressly so agree in writing. The JSC and JCC shall not have the power to amend or modify this Agreement, and no decision of the JSC or JCC shall be in contravention of any terms and conditions of this Agreement. The Alliance Managers shall not have any rights, powers, or discretion, except as expressly granted to the Alliance Managers under this Agreement and in no event shall the Alliance Managers have any power to modify or amend this Agreement. It is understood and agreed that issues to be formally decided by the JSC and JCC are only those specific issues that are expressly provided in this Agreement to be decided by the JSC and JCC.

ARTICLE IX

FINANCIAL TERMS

Section 9.1 Revenue Share. Subject to the terms and conditions of this Agreement, the Parties shall share all Net Revenue as follows: fifty percent (50%) to Licensor, and fifty percent (50%) to Licensee. Licensee shall effect the foregoing by paying to Licensor its share of the Net Revenue (the “Net Revenue Payment”) on a quarterly basis on the terms of this Article IX.

Section 9.2 Revenue Reports and Payments. Within sixty (60) calendar days after the end of each calendar quarter during the Term, Licensee shall deliver to Licensor a report setting forth for such calendar quarter (a) the calculation of Net Revenue, if any, which shall have accrued in such calendar quarter, and the Net Revenue Payment due to Licensor for such quarter; (b) the applicable withholding taxes, if any, required by law to be deducted with respect thereto such sales; and (c) the applicable exchange rate, if any, as determined below. With respect to Net Revenue received in United States dollars, all amounts shall be expressed in United States dollars. With respect to Net Revenue received in a currency other than United States dollars, all amounts shall be expressed both in the currency in which the amount is invoiced (or received as applicable) and in the United States dollar equivalent. The United States dollar equivalent shall be calculated using the average of the exchange rate (local currency per US$1) which corresponds to the rate for such currency reported in The Wall Street Journal, Internet U.S. Edition at www.wsj.com, as of the last Business Day of each calendar month within such calendar quarter.

Section 9.3 Payment Provisions.

(a) The Net Revenue Payment shown to have accrued by each report provided for under Section 9.2 shall be due on the date that such report is due. Payment of the Net Revenue Payment may be made, in whole or in part, in advance of such due date.

(b) If at any time legal restrictions prevent the prompt remittance of part or all Net Revenue Payment with respect to any country in where a Product is sold, the Parties shall negotiate in good faith a reasonable solution, which may include Licensee’s right to make such payments by depositing the amount thereof in local currency to Licensor’s account in a bank or other depository institution in such country or by depositing the amount thereof from another Licensee account. Upon the expiration of such legal restrictions, the Parties shall evaluate any difference between (i) the payments actually made by Licensee hereunder, and (ii) the amounts that should have been paid by Licensee, and the Parties shall remit payments accordingly to resolve any discrepancies. If the payment rate specified in this Agreement should exceed the permissible rate established in any country, then the payment rate in such country shall be adjusted to the highest legally permissible or government-approved rate. The Parties hereby agree that neither Party shall be in breach of this Agreement so long as such Party is using good faith efforts to remit payments owed pursuant to this Section 9.3(b).

(c) Licensee shall be entitled to deduct the amount of any withholding taxes, value-added taxes or other taxes, levies or charges with respect to such amounts payable by Licensee or any taxes required to be withheld by Licensee (a “Tax Withholding”) to the extent Licensee pays to the appropriate Governmental Authority on behalf of Licensor such Tax Withholding. Licensee shall use reasonable efforts to minimize any such Tax Withholding required to be withheld on behalf of Licensor by Licensee. Licensee promptly shall deliver to Licensor proof of payment of all such Tax Withholding, together with copies of all communications from or with such Governmental Authority with respect thereto. If any Tax Withholding is necessary and would cause the Net Revenue to not be split in accordance with Section 9.1, then the Parties agree to take any such action as may be necessary to ensure Net Revenue (less any Tax Withholding) is shared equally. The Parties hereby agree that neither Party shall be in breach of this Agreement so long as such Party is using reasonable efforts to complete the Net Revenue Payment in accordance with this Section 9.3(c).

Section 9.4 Records; Audits.

(a) Licensee shall, and shall ensure that its Affiliates, maintain complete and accurate records in sufficient detail as may be necessary to permit Licensor to verify the accuracy of the reports provided under Section 9.2 and the calculation of royalty payments and any payments with respect thereto for a period of three (3) years after the calendar quarter to which such report pertains.

(b) Upon the written request of Licensor and not more than once in each calendar year, Licensee shall permit an independent certified public accounting firm of nationally recognized standing selected by Licensor and reasonably acceptable to Licensee, at Licensor’s expense, to have access during normal business hours to such of the financial records of Licensee as may be reasonably necessary to verify the accuracy of the Net Revenue Payment reports and any payments with respect thereto hereunder (other than records for which Licensor has already conducted an audit under this Section). If such accounting firm concludes that additional amounts were owed during the audited period, Licensee shall pay such additional amounts within forty-five (45) days after the date Licensor delivers to Licensee such accounting firm’s written report so concluding, plus interest from the original due date. The fees charged by such accounting firm shall be paid by Licensor; provided, however, if the audit discloses an underpayment by Licensee of more than seven and a half percent (7.5%) of the Net Revenue Payment payable by Licensee, then Licensee shall pay the reasonable fees and expenses charged by such accounting firm. Licensor shall cause its accounting firm to retain all financial information subject to review under this Section 9.4(b) in strict confidence; provided, however, that Licensee shall have the right to require that such accounting firm, prior to conducting such audit, enter into an appropriate non-disclosure agreement with Licensee regarding such financial information. No other information shall be shared. Licensor shall treat all such financial information as Licensee’s confidential information, and shall not disclose such financial information to any Third Party, except to Oishi and Itochu as required in the Development Agreement and the Supply Agreement, or use it for any purpose other than as specified in this Section 9.4(b).

ARTICLE X

INDEMNITY

Section 10.1 By Licensor. Licensor shall indemnify, defend, and hold harmless Licensee, its Affiliates, and its and their respective shareholders or members, officers, directors, agents, and representatives (the “Licensee Indemnitees”), from and against any and all losses, liabilities, damages and expenses (including reasonable attorneys’ fees and costs) (collectively, “Losses”) incurred by any Licensee Indemnitee resulting from any claim, demand, action or proceeding brought by any Third Party (each a “Claim”) to the extent resulting from or arising out of:

(a) The Development, Manufacture, or Commercialization of Product by or on behalf of Licensor, its (sub)licensees for the Licensor Territory, or their respective Affiliates, customers or end users;

(b) Any breach of any representation, warranty, or covenant of Licensor in this Agreement (or any alleged conduct that, if true, would constitute such a breach); or

(c) Any negligence, gross negligence, or willful misconduct by Licensor, its Affiliates, or their respective agents or representatives in performing its obligations or exercising its rights hereunder or related to Product (or any alleged conduct that, if true, would constitute negligence, gross negligence, or willful misconduct).

Section 10.2 By Licensee. Licensee shall indemnify, defend, and hold harmless Licensor, its Affiliates, and its and their respective officers, directors, agents, and representatives (the “Licensor Indemnitees”), from and against any and all Losses incurred by any Licensor Indemnitee resulting from any Claim to the extent resulting from or arising out of:

(a) The Development, Manufacture, or Commercialization of Product by or on behalf of Licensee, its (sub)licensees, or their respective Affiliates, customers or end users;

(b) Any breach of any representation, warranty, or covenant of Licensee in this Agreement (or any alleged conduct that, if true, would constitute such a breach); or

(c) Any negligence, gross negligence, or willful misconduct by Licensee, its Affiliates, or their respective agents or representatives in performing its obligations or exercising its rights hereunder or related to Product (or any alleged conduct that, if true, would constitute negligence, gross negligence, or willful misconduct).

Section 10.3 Procedure. A Party seeking indemnification (the “Indemnitee”) shall promptly notify the other Party (the “Indemnifying Party”) in writing of a Claim; provided that an Indemnitee’s failure to give such notice or delay in giving such notice shall not affect such Indemnitee’s right to indemnification under this Article X except to the extent that the Indemnifying Party has been prejudiced by such failure or delay. The Indemnifying Party shall have the right to control the defense of all indemnification Claims hereunder. The Indemnitee shall have the right to participate at its own expense in the Claim with counsel of its own choosing. The Indemnifying Party shall consult with the Indemnitee in good faith with respect to all non-privileged aspects of the defense strategy. The Indemnitee shall cooperate with the Indemnifying Party as reasonably requested, at the Indemnifying Party’s sole cost and expense. The Indemnifying Party shall not settle any Claim without the Indemnitee’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed.

Section 10.4 No Consequential Damages. NOTWITHSTANDING ANYTHING TO THE CONTRARY HEREIN, EXCEPT WITH RESPECT TO A BREACH OF Section 4.1, Section 4.2, Section 5.1, OR ARTICLE XI OR WITH RESPECT TO EITHER PARTY’S OBLIGATIONS TO INDEMNIFY, DEFEND AND HOLD HARMLESS PURSUANT TO THIS ARTICLE X, NEITHER

PARTY SHALL BE LIABLE TO THE OTHER PARTY OR ANY OF ITS MEMBERS NOR ANY OF ITS OR THEIR RESPECTIVE AFFILIATES, OFFICERS, DIRECTORS, EMPLOYEES AND AGENTS FOR ANY SPECIAL, INDIRECT, INCIDENTAL OR CONSEQUENTIAL DAMAGES, WHETHER FORESEEABLE OR NOT, WHETHER IN CONTRACT, WARRANTY, TORT, NEGLIGENCE OR OTHERWISE, ARISING OUT OF THIS AGREEMENT OR THE EXERCISE OF ITS RIGHTS HEREUNDER, REGARDLESS OF ANY NOTICE OF SUCH DAMAGES.

ARTICLE XI

CONFIDENTIALITY

Section 11.1 Confidentiality. Except as provided in this Article XI or otherwise agreed in writing by the Parties, the Parties agree that, during the Term and until for a period of five (5) years thereafter, each Party (the “Receiving Party”) shall keep confidential, and shall not publish or otherwise disclose and shall not use for any purpose other than as provided for in this Agreement (which includes the exercise of any rights or the performance of any obligations hereunder), any information (whether written or oral, or in electronic or other form) furnished to it by or on behalf of the other Party (the “Disclosing Party”) pursuant to this Agreement, including the terms of this Agreement (such information, “Confidential Information” of the Disclosing Party), except for that portion of such information that:

(a) was already in the Receiving Party’s possession on a non-confidential basis prior to its disclosure to it by the Disclosing Party, or becomes known to the Receiving Party from a source other than the Disclosing Party and its representatives without any breach of this Agreement, in each case as evidenced by written records (provided that if such information was disclosed to the Receiving Party on a non-confidential basis by a source that is not the Disclosing Party, such source to the knowledge of the Receiving Party had the right to disclose such information to the Receiving Party without any legal, contractual or fiduciary obligation to, any person with respect to such information);

(b) is or becomes generally available to the public other than as a result of an act or omission by the Receiving Party or its Affiliates in breach of this Agreement; or

(c) was independently developed by the Receiving Party, as evidenced by written records, without use of or reference to the Confidential Information or in violation of the terms of this Agreement.

Section 11.2 Permitted Disclosure.

(a) In the event that the Receiving Party or its Affiliates or any of its or its Affiliates’ representatives are requested by a governmental or regulatory authority or required by Applicable Law, regulation or legal process (including the regulations of a stock exchange or governmental or regulatory authority or the order or ruling of a court, administrative agency or other government or regulatory body of competent jurisdiction) to disclose any Confidential Information, the Receiving Party shall promptly, to the extent permitted by Applicable Law, notify the Disclosing Party in writing of such request or requirement so that the Disclosing Party may seek an appropriate protective order or other appropriate remedy (and if the Disclosing Party seeks such an order or other remedy, the Receiving Party will provide such cooperation, at the Receiving Party’s sole expense, as the Disclosing Party shall reasonably request). If no such protective order or other remedy is obtained and the Receiving Party or its Affiliates or its or its Affiliates’ representatives are, in the view of their respective counsel (which may include their respective internal counsel), legally required to disclose Confidential Information, the Receiving Party or its Affiliates or its or its Affiliates’ representatives, as the case may be, shall only disclose that portion of the Confidential Information that their respective counsel advises that the Receiving Party or its Affiliates or its or its Affiliates’ representatives, as the case may be, are required to disclose and will exercise commercially reasonable efforts, at the Disclosing Party’s sole expense, to obtain reliable assurance that confidential treatment will be accorded to that portion of the Confidential Information that is being disclosed. In any event, the Receiving Party will not oppose action by the Disclosing Party to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded the Confidential Information. Notwithstanding the foregoing, notice to the Disclosing Party shall not be required where disclosure is made (i) in response to a request by a governmental or regulatory authority having competent jurisdiction over the Receiving Party, its Affiliates or its or its Affiliates’ representatives, as the case may be, or (ii) in connection with a routine examination by a regulatory examiner, where in each case such request or examination does not expressly reference the Disclosing Party, its Affiliates, or this Agreement. The Receiving Party may disclose Confidential Information to its Affiliates, its and their employees, directors, officers, contractors, agents, and representatives, and to potential or actual acquirers, business partners, merger partners, permitted assignees, investment bankers, investors, limited partners, partners, lenders, or other financing sources, and their respective directors, employees, contractors and agents; provided that such person or entity agrees to confidentiality and non-use obligations with respect thereto at least as stringent as those specified for in this Article XI. Further, notwithstanding anything contained in this Article XI to the contrary, Licensor may disclose Confidential Information to the extent such disclosure is reasonably necessary to comply with the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, or with any rule, regulation or legal process promulgated by the SEC or a stock exchange, subject to Licensor’s obligations set forth in Section 11.3.

Section 11.3 Public Announcement. No Party shall, and each Party shall cause its Affiliates not to, without the prior written consent of the other Parties (which consent shall not be unreasonably withheld or delayed), issue any press release or make any other public disclosure with respect to this Agreement except if and to the extent that any such release or disclosure is required by Applicable Law, by the rules and regulations of any securities exchange or market on which any security of such Party may be listed or traded or by any Governmental Authority of competent jurisdiction, in which case, the Party proposing to issue such press release or make such public disclosure shall, to the extent reasonably practicable, (a) provide to the other Parties a copy of such proposed release or disclosure and (b) consider in good faith any comments or changes that the other Party may propose or suggest; provided that a Party may freely make any public disclosure identical to a disclosure previously reviewed by the other Party in accordance with the foregoing clauses (a) and (b). Notwithstanding the foregoing, Licensee understands and agrees that Licensor Parent intends to file with the SEC a Current Report on Form 8-K describing the material terms of the transactions contemplated by this Agreement and file this Agreement as an exhibit thereto or to another filing with the SEC, provided, that Licensor shall (i) provide to Licensee a draft of such filings with the SEC and (ii) consider in good faith any comments or changes that Licensee may propose or suggest. Licensor and Licensee shall jointly prepare a press release for dissemination promptly following the Effective Date, such press release to be agreed upon by Licensee and Licensor Parent.

ARTICLE XII

REGISTERED IP RIGHTS

Section 12.1 Prosecution and Maintenance.

(a) Except as otherwise set forth in this Section 12.1, as between the Parties, Licensor shall have the sole right, at its sole expense, to prepare, file, prosecute and maintain the Registered IP Rights in the Licensee Territory. Licensee shall assist Licensor, upon request and at Licensor’s sole expense, and to the extent commercially reasonable, in connection therewith. Licensor shall consider in good faith the interests of Licensee in so doing. Without limiting the foregoing, Licensor shall (i) provide Licensee with any patent application within the Registered IP Rights filed by Licensor reasonably in advance of filing and receive and incorporate reasonable comments by Licensee thereon; (ii) provide Licensee with any such patent application filed by Licensor promptly after such filing; (iii) provide Licensee with copies of all material correspondence and communications received regarding such patent applications and patents and incorporate reasonable comments by Licensee thereon; (iv) provide Licensee with copies of all material correspondence and communications sent regarding such patents and patent applications promptly after such filing; and (v) notify Licensee of any interference, opposition, reexamination request, nullity proceeding, appeal or other similar action, review it with Licensee as reasonably requested, and receive and may incorporate reasonable comments by Licensee thereon.

(b) If Licensor elects (i) to abandon the prosecution or maintenance of any patent or patent application within the Registered IP Rights in the Licensee Territory, or (ii) elects not to file a patent application in the Licensee Territory for any Product, then Licensor shall promptly notify Licensee in writing at least thirty (30) days before the abandonment or applicable filing deadline therefore, and Licensee shall have the right, upon providing written notice to Licensor of Licensee’s election to do so, at Licensee’s expense, to file, prosecute, continue to prosecute and/or maintain, as applicable, such patent or patent application. In such case, Licensee shall keep Licensor reasonably informed on matters regarding such filing, prosecution and maintenance, including by providing Licensor with a copy of any and all correspondence between Licensee and the relevant patent office, providing Licensor with sufficient time to review and comment on such communications (excluding any non-substantive correspondence or communications), and Licensee shall consider in good faith the requests and suggestions of Licensor with respect to such communications. With respect to the activities set forth in this Section 12.1(b) that are continued by Licensee, Licensor shall provide a power of attorney and relevant files and other information owned or controlled by Licensor pertaining to such patents or patent applications, as soon as reasonably practical after receiving such written election by Licensee.

Section 12.2 Enforcement.

(a) Each Party shall promptly notify the other Party in writing of any actual or threatened infringement, violation or misappropriation known to such Party of any Registered IP Rights or Licensed Know-How in the Licensee Territory and shall provide the other Party with the available evidence, if any, of such infringement, violation or misappropriation.

(b) As between the Parties, Licensee shall have the first right, but not the obligation, to initiate proceedings or take other appropriate action, at its expense, to enforce the Registered IP Rights or Licensed Know-How in the Licensee Territory against any Third Party. Licensee shall consider in good faith the interests of Licensor in so doing and shall have the right to join Licensor as a nominal party plaintiff if required therefor. Licensee shall have full control over its conduct, including the defense to validity challenges and settlement thereof; provided, however, that (i) Licensee shall use reasonable efforts to keep Licensor reasonably informed on matters regarding such enforcement, and (ii) Licensor may veto any actions of Licensee that could materially adversely affect the Product Rights or the ability of either Party to Commercialize Product. In any event, the Parties shall assist one another and cooperate in any such litigation at the other’s reasonable request.

(c) With respect to any action to enforce the Registered IP Rights or Licensed Know-How in the Licensee Territory to abate any infringement, misappropriation or other violation thereof, all monies recovered upon the final judgment or settlement of any such action: (i) first, shall be applied to reimburse the costs and expenses (including reasonable attorneys’ fees and costs) of Licensee and Licensor, and (ii) second, shall be deemed Net Revenue and will be shared equally between the Parties.

Section 12.3 Third-Party Infringement Claims. If the Manufacture, sale, or use of Product in the Licensee Territory pursuant to this Agreement results in a claim, suit, or proceeding alleging patent infringement against Licensor or Licensee (or their respective Affiliates, licensees or Sublicensees) (collectively, “Infringement Actions”), such Party shall promptly notify the other Party hereto in writing. Neither Party shall settle such Infringement Action, nor make any admissions, nor assert any position in such Infringement Action, in a manner that would adversely affect the Product, the Manufacture, use or sale or Commercialization of the Product, or either Party’s rights in the Licensed IP Rights, without the prior written consent of the other Party, which shall not be unreasonably withheld, conditioned or delayed.

Section 12.4 Registration of License. Licensee shall have the right to register or record its license under the Registered IP Rights with the relevant Governmental Authorities in the Licensee Territory. Licensee shall, at its expense, prepare and deliver to Licensor such instruments and other documents reasonably necessary and in proper form for such registration. The Parties shall reasonably agree on the form of documents to be used for such purpose, and shall cooperate to preserve confidentiality of this Agreement to the extent permitted under Applicable Laws in the Licensee Territory. Licensor shall execute and return to Licensee such instruments and documents promptly after mutual agreement on the form and receipt thereof.

Section 12.5 Registered IP Rights Licensed from Third Parties. Each Party’s rights under this Article XII with respect to any Registered IP Right that is licensed by Licensor from a Third Party pursuant to an In-License shall be subject to the rights retained by such Third Party pursuant to the applicable In- License, and Licensor shall use reasonable efforts to cause such Third Party to agree to the provisions of this Article XII. If Licensor has the right under any In-License to control, comment on, or otherwise provide input on the patent prosecution, maintenance, defense, or enforcement of any such Registered IP Right, then, (a) Licensee shall receive the benefit of Licensor’s rights to the extent Licensee is provided such rights under this Agreement; and (b) without limiting the foregoing, Licensor shall permit Licensee to exercise such rights on Licensor’s behalf.

ARTICLE XIII

TERM AND TERMINATION

Section 13.1 Term. The term of this Agreement commences on the Effective Date and continues until expiration of the last to expire Licensed Patents, unless earlier terminated pursuant to Section 13.2 or Section 13.3 below (such period, the “Term”).

Section 13.2 Termination by Licensee. Licensee may terminate this Agreement, for any reason or no reason, upon ninety (90) days’ prior written notice of termination to Licensor.

Section 13.3 Termination for Cause. Either Party may terminate this Agreement upon or after the material breach of this Agreement by the other Party if such other Party has not cured such breach within sixty (60) calendar days after receipt of express written notice thereof and intent to terminate; provided, however, if any default is not capable of being cured within such sixty (60) day period, then the Parties shall negotiate in good faith and agree on a remediation plan allowing the breaching Party to cure the breach within an additional period of sixty (60) days. If the breaching Party is diligently undertaking to cure such breach in accordance with such plan, then the non-breaching Party shall have no right to terminate this Agreement for such breach before the end of the sixty (60) days’ additional cure period. For clarity, (a) any material breach of any In-License by Licensor, or (b) the termination of any In-License by or because of Licensor shall constitute a material breach by Licensor of this Agreement.

Section 13.4 Effects of Expiration or Termination.

(a) Termination or expiration of this Agreement for any reason shall not constitute a waiver or release of, or otherwise be deemed to prejudice or adversely affect, any rights, remedies or claims, whether for damages or otherwise, that a Party may have hereunder or that may arise out of or in connection with such termination or expiration. Termination of this Agreement by a Party shall be without prejudice to other remedies such Party may have at law or equity.

(b) Upon (i) expiration (but not termination) of this Agreement, or (ii) the termination of this Agreement by Licensee for Licensor’s material breach pursuant to Section 13.3, subject to the terms and conditions of the Development Agreement, Licensor shall hereby grant to Licensee a worldwide exclusive, perpetual, irrevocable, royalty free, sublicensable right, license and interest in, to, and under Product Rights to Develop, Manufacture, obtain and maintain Regulatory Approvals for, Commercialize, and otherwise Exploit all Products in the Licensee Territory in the Field.

(c) Upon the termination of this Agreement for any reason (except if Licensee terminates this Agreement for Licensor’s material breach pursuant to Section 13.3), the following provisions apply:

(i) After a wind-down period of three (3) months, Licensor shall have a reversion of all rights previously licensed to Licensee hereunder.

(ii) Licensee shall provide and assign to Licensor or its designee all Regulatory Approvals for the Products to the extent possible under Applicable Law, at Licensor’s sole cost and expense. Licensor shall grant to Licensee a worldwide, non-exclusive right of reference (with the right to grant further rights of reference through multiple tiers) under all such Regulatory Approvals to Develop, Manufacture, obtain and maintain Regulatory Approvals for, and Commercialize any product other than Product in the Licensee Territory.

(iii) Licensee shall use Commercially Reasonable Efforts to provide assistance, at Licensor’s expense, as may be reasonably necessary for Licensor or its designee to commence or continue the Commercialization of the Products in the Licensee Territory for a period of at least one hundred eighty (180) days after the effective date of such termination (the “Transition Period”). Additionally, Licensee shall, at Licensor’s expense, provide Licensor with electronic copies of any promotional and marketing materials generated by or on behalf of Licensee (which are suitable for use in deriving and creating additional promotional and marketing materials) with respect to Products prior to the effective date of expiration or termination. Upon Licensor’ request and Licensee’s election, Licensee shall continue to Commercialize the Products in the Licensee Territory for up to six (6) months after the effective date of expiration or termination of this Agreement, subject to reimbursement by Licensor of Licensee’s reasonable costs and expenses.

(iv) If at the time of such termination, any clinical trials for the Products are being conducted by or on behalf of Licensee, its Affiliates or Sublicensees, then Licensee shall, and shall cause its Affiliates and Sublicensees to, (A) continue to conduct such clinical trial during the Transition Period or another period of time as reasonably necessary to ensure patient safety, and (B) after such period, to (x) cooperate with Licensor to transfer the conduct of all such clinical trials to Licensor or its designee or (y) continue to conduct such clinical trials, at Licensor’s cost, for so long as necessary to enable such transfer to be completed without interruption of any such clinical trials, and (C) Licensor shall assume any and all liability and costs for such clinical trial after the effective date of such termination.

(v) At Licensor’s election and request, Licensee shall transfer to Licensor or its designee all of the inventory of Product then in possession or control of Licensee, its Affiliates or Sublicensees; provided that Licensor shall pay Licensee the fair market value for such Products.

(vi) At the Disclosing Party’s election, the Receiving Party shall return (at Disclosing Party’s expense) or destroy all tangible materials comprising, bearing, or containing any Confidential Information of the Disclosing Party that are in the Receiving Party’s or its Affiliates’ or Sublicensees’ possession or control and provide written certification of such destruction (except to the extent any information is the Confidential Information of both Parties or to the extent that the Receiving Party has the continuing right to use the Confidential Information under this Agreement); provided that the Receiving Party may retain one copy of such Confidential Information for its legal archives. Notwithstanding anything to the contrary set forth in this Agreement, the Receiving Party shall not be required to destroy electronic files containing such Confidential Information that are made in the ordinary course of its business information back-up procedures pursuant to its electronic.

(d) The following provisions shall survive the termination or expiration of this Agreement for any reason: Article I, Section 2.5, Section 9.4 (for the period set forth therein), Article X, Article XI, this Section 13.4, Article XIV, and Article XV.

ARTICLE XIV

DISPUTE RESOLUTION

Section 14.1 General. The Parties recognize that a claim, dispute or controversy may arise relating to this Agreement or to the breach, enforcement, interpretation or validity of this Agreement (a “Dispute”). Any Dispute, including Disputes that may involve the Affiliates of any Party, shall be resolved in accordance with this Article XIV.

Section 14.2 Continuance of Rights and Obligations during Pendency of Dispute Resolution. If there are any Disputes in connection with this Agreement, including Disputes related to termination of this Agreement under Section 13.3, all rights and obligations of the Parties shall continue until such time as any Dispute has been resolved in accordance with the provisions of this Article XIV.

Section 14.3 Escalation. Any Dispute shall be referred to the Executive Officers for attempted resolution. In the event the Executive Officers are unable to resolve such Dispute within thirty (30) days of such Dispute being referred to them, then, upon the written request of either Party to the other Party, the Dispute shall be subject to arbitration in accordance with Section 14.4.

Section 14.4 Arbitration.

(a) If the Parties fail to resolve the Dispute through escalation to the Executive Officers under Section 14.3, and a Party desires to pursue resolution of the Dispute, the Dispute shall be submitted by either Party for final resolution by arbitration by the American Arbitration Association (“AAA”) under the Commercial Arbitration Rules, excepted as modified herein. Any disputes concerning the propriety of the commencement of the arbitration or the scope or applicability of this agreement to arbitrate shall be finally settled by the arbitrator. The arbitration shall be conducted by an arbitrator, mutually agreeable by each Party, experienced in technology development and shall include a written record of the arbitration hearing. In the event an arbitrator cannot be selected by mutual consent, then such arbitrator shall be selected by random selection from a list provided by each Party. The Parties reserve the right to object to any individual who shall be employed by or affiliated with a competing organization or entity. The seat of arbitration shall be New York City, New York and the language of the proceedings, including all communications, shall be English.

(b) The Parties agree that any award or decision made by the arbitral tribunal shall be final and binding upon them and may be enforced in the same manner as a judgment or order of a court of competent jurisdiction, and the Parties undertake to carry out any award without delay. The arbitral tribunal shall render its final award or decision within nine (9) months from the date on which the request for arbitration by one of the Parties wishing to have recourse to arbitration is received by the AAA. The arbitral tribunal shall resolve the Dispute by applying the provisions of this Agreement and the governing law set forth in Section 15.10.

(c) By agreeing to arbitration, the Parties do not intend to deprive any court of its jurisdiction to issue, at the request of a Party, a pre-arbitral injunction, pre-arbitral attachment or other order to avoid irreparable harm, maintain the status quo, preserve the subject matter of the Dispute, or aid the arbitration proceedings and the enforcement of any award. Without prejudice to such provisional or interim remedies in aid of arbitration as may be available under the jurisdiction of a competent court, the arbitral tribunal shall have full authority to grant provisional or interim remedies and to award damages for the failure of any Party to the dispute to respect the arbitral tribunal’s order to that effect.

(d) EACH PARTY WAIVES ITS RIGHT TO TRIAL OF ANY ISSUE BY JURY.

(e) Any decision or award as a result of any such arbitration proceeding shall be in writing and shall provide an explanation for all conclusions of law and fact and shall include the assessment of costs, expenses, and reasonable attorneys’ fees. The arbitrators will be authorized to award compensatory damages, but will not be authorized to (i) award non-economic damages (other than specific performance or injunctive relief), (ii) award punitive damages or any other damages expressly excluded under this Agreement, or (iii) reform, modify or materially change this Agreement or any other agreements contemplated hereunder; provided, however, that the damage limitations described in clauses (i) and (ii) will not apply if such damages are statutorily imposed. Each Party shall bear its own attorney’s fees, costs, and disbursements arising out of the arbitration, and shall pay an equal share of the fees and costs of the administrator and the arbitrators; provided, however, that the arbitrators shall be authorized to determine whether a Party is the prevailing party, and if so, to award to that prevailing party reimbursement for any or all of its reasonable attorneys’ fees, costs and disbursements (including, for example, expert witness fees and expenses, photocopy charges, travel expenses, etc.), or the fees and costs of the administrator and the arbitrators.

Section 14.5 Injunctive Relief. Each Party agrees that, due to the unique nature of the transactions contemplated by this Agreement, the breach of this Agreement will cause irreparable harm and significant injury to the non-breaching Party, the extent of which will be difficult to ascertain and for which there will be no adequate remedy at law. Accordingly, and notwithstanding anything in Section 14.4 to the contrary, in the event of a Party’s breach of any of the provisions of this Agreement, the non-breaching Party may, in its discretion, in addition to any other right or available remedy, seek and obtain from any court of competent jurisdiction anywhere in the world an immediate injunction and other equitable relief restraining such breach or any threatened breach and to specific performance of any provision of this Agreement, without the necessity of posting any bond or other security (or the minimum required by law, if any), proving actual damages, showing irreparable harm, balancing of harms, consideration of the public interest, or inadequacy of monetary damages as a remedy. Each Party hereby waives, and agrees not to assert, any opposition to the foregoing. This Section 14.5 will apply notwithstanding anything to the contrary in this Article XIV.

ARTICLE XV

MISCELLANEOUS

Section 15.1 Force Majeure. Neither Party shall be held liable to the other Party nor be deemed to have defaulted under or breached this Agreement for failure or delay in performing any obligation under this Agreement to the extent such failure or delay is unforeseeable, is caused by or results from causes beyond the reasonable control of the affected Party, and is not due to such Party’s negligence, which may include embargoes, war, acts of war (whether war be declared or not), insurrections, riots, civil commotions, strikes, lockouts or other labor disturbances, fire, floods, pandemics, epidemics or other acts of God or any other deity (or orders of any Governmental Authority related to any of the foregoing). The affected Party shall notify the other Party of such force majeure circumstances as soon as reasonably practical, and the affected Party shall promptly undertake all reasonable efforts necessary to remedy such force majeure circumstances.

Section 15.2 Notices. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (a) upon receipt, when delivered personally; (b) upon receipt, when sent by electronic mail (provided that such sent email is kept on file (whether electronically or otherwise) by the sending party and the sending party does not receive an automatically generated message from the recipient’s email server that such e-mail could not be delivered to such recipient); or (c) one (1) Business Day after deposit with an overnight courier service with next day delivery specified, in each case, properly addressed to the party to receive the same. The mailing addresses and e-mail addresses for such communications shall be:

if to Licensor, to:

Scilex Pharmaceuticals Inc.

960 San Antonio Road

Palo Alto, CA 94303

Attention: General Counsel

Email: SLincoln@scilexholding.com

with copies to (which shall not constitute notice):

Paul Hastings LLP

1117 S. California Avenue

Palo Alto, CA 94304

Attention: Jeffrey T. Hartlin; Elizabeth A. Razzano

Email: jeffhartlin@paulhastings.com; elizabethrazzano@paulhastings.com if to Licensee, to:

RoyaltyVest Ltd.

Sea Meadow House

Waterfront Drive

Road Town, British Virgin Islands

Attention: Eli Hassett

Email: eli@hassett.biz

with copy to (which shall not constitute notice):

Morrison & Foerster LLP

12531 High Bluff Drive

Suite 200

San Diego, CA 92130

Attention: Matthew A. Ferry

Email: mferry@mofo.com

Each Party may, by notice given in accordance herewith to the other Party, designate any further or different address to which subsequent notices, consents, waivers and other communications shall be sent.

Section 15.3 Successors and Assigns. Licensor shall not be entitled to assign any of its rights or delegate any of its obligations under this Agreement without the prior written consent of Licensee, except that Licensor may, without such consent, assign this Agreement in its entirety to any permitted assignee or successor to Licensor’s rights and obligations under the Royalty Agreement. Licensee shall have the right to assign its rights and delegate its obligations under this Agreement, in whole or in part, (a) upon Licensor’s prior written consent (not to be unreasonably withheld, conditioned, or delayed) or (b) with or without such consent to any Affiliate or any successor to all or substantially all of Licensee’s assets or business to which this Agreement relates in whole or in part. For purposes of the foregoing an assignment or delegation “in part” will include with respect to a particular country or jurisdiction and/or with respect to any particular Product. Upon any such assignment in part, the Parties shall amend this Agreement accordingly and Licensor shall enter into such agreement with Licensee’s successor thereto as may be reasonably necessary or useful to effectuate or evidence such assignment and delegation in part. Any purported assignment or delegation in violation of this Section 15.3 will be void. Subject to the foregoing, this Agreement shall inure to the benefit of and be binding on the Parties’ successors and permitted assignees.

Section 15.4 Rights in Bankruptcy. All rights and licenses granted under or pursuant to this Agreement by Licensor to Licensee are, and shall otherwise be deemed to be, for purposes of Section 365(n) of the U.S. Bankruptcy Code or any analogous provisions in any other country or jurisdiction, licenses of right to “intellectual property” as defined under Section 101 of the U.S. Bankruptcy Code. The Parties agree that Licensee, as a licensee of such rights under this Agreement, shall retain and may fully exercise all of its rights and elections under the U.S. Bankruptcy Code or any analogous provisions in any other country or jurisdiction.

Section 15.5 Performance. Licensee may discharge any obligation and exercise any right hereunder through any of its Affiliates or Sublicensees. Licensee hereby guarantees performance by its Affiliates and Sublicensees of Licensee’s obligations under this Agreement, and Licensee shall cause its Affiliates and Sublicensees to comply with the provisions of this Agreement in connection with such performance.

Section 15.6 Fees. Promptly after the Effective Date, Licensee shall cause an invoice to be sent to Licensor for all attorney’s fees incurred by the members of Licensee in the negotiation and drafting of this Agreement. Licensor shall pay such invoice within thirty (30) days after receipt of such invoice.

Section 15.7 Independent Nature of Relationship. The relationship between Licensor and Licensee is solely that of licensor and licensee, and neither Party has any fiduciary or other special relationship with the other Party or any of its Affiliates. This Agreement is not a partnership or similar agreement, and nothing contained herein shall be deemed to constitute Licensor and Licensee as a partnership, an association, a joint venture, or any other kind of entity or legal form for any purposes, including any tax purposes. The Parties agree that they shall not take any inconsistent position with respect to such treatment in a filing with any Governmental Authority.

Section 15.8 Entire Agreement. This Agreement, together with the Exhibits and Schedules hereto, constitute a complete and exclusive statement of the terms of agreement between the Parties, and supersede all prior agreements, understandings and negotiations, both written and oral, between the Parties, with respect to the subject matter of this Agreement, provided that nothing in this Agreement will supersede the Royalty Agreement, which is and will remain in full force and effect in accordance with its terms. Without limiting the foregoing, this Agreement supersedes and replaces in its entirety the Term Sheet, which shall be of no further force or effect.

Section 15.9 Non-Contravention. Neither Party shall take any action to contravene or interfere with any rights granted to the other Party hereunder.

Section 15.10 Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL SUBSTANTIVE LAWS OF THE STATE OF NEW YORK WITHOUT REFERENCE TO THE RULES THEREOF RELATING TO CONFLICTS OF LAW OTHER THAN SECTION 5-1401 OF THE GENERAL OBLIGATIONS LAW OF THE STATE OF NEW YORK, AND THE OBLIGATIONS, RIGHTS AND REMEDIES OF THE PARTIES HEREUNDER SHALL BE DETERMINED IN ACCORDANCE WITH SUCH LAWS.

Section 15.11 Severability. If any term or other provision of this Agreement is held to be invalid, illegal or incapable of being enforced in accordance with the terms hereunder, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transaction contemplated by this Agreement is not affected in any manner materially adverse to either Party. Upon any such determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect their original intent as contemplated by this Agreement to the greatest extent possible.

Section 15.12 Counterparts. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each Party shall have received a counterpart hereof signed by the other Party. Any counterpart may be executed by facsimile or other similar means of electronic transmission, including “PDF”, and such facsimile or other electronic transmission shall be deemed an original.

Section 15.13 Amendments; No Waivers. Neither this Agreement nor any term or provision hereof may be amended, supplemented, restated, waived, changed or modified except with the written consent of both Parties. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. No notice to or demand on any Party in any case shall entitle it to any notice or demand in similar or other circumstances. No waiver or approval hereunder shall, except as may otherwise be stated in such waiver or approval, be applicable to subsequent transactions. No waiver or approval hereunder shall require any similar or dissimilar waiver or approval thereafter to be granted hereunder. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 15.14 No Third Party Rights. Other than the Parties, no Person will have any legal or equitable right, remedy or claim under or with respect to this Agreement. This Agreement may not be amended or terminated, and any provision of this Agreement may be waived, without the consent of any Person who is not a Party. Licensor shall have the right enforce any legal or equitable right, remedy or claim under or with respect to this Agreement for the benefit of Licensor Indemnitees and Licensee shall have the right to enforce any legal or equitable right, remedy or claim under or with respect to this Agreement for the benefit of the Licensee Indemnitees.

Section 15.15 Table of Contents and Headings. The Table of Contents and headings of the Articles and Sections of this Agreement have been inserted for convenience of reference only, are not to be considered a part hereof, and shall in no way modify or restrict any of the terms or provisions hereof.

{SIGNATURE PAGE FOLLOWS}

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the day and year first written above.

LICENSOR:

SCILEX PHARMACEUTICALS INC., a Delaware corporation

By:	/s/ Jaisim Shah
	Name:	Jaisim Shah
	Title:	Chief Executive Officer and Secretary

[Signature Page to Lidocaine License Agreement]

LICENSEE:

ROYALTYVEST LTD., a British Virgin Islands corporation

By:	/s/ Eli Hassett
Name: Eli Hassett
Title: Director

[Signature Page to Lidocaine License Agreement]